October 19, 2011

QMM:     NYSE AMEX
QTA:      TSX VENTURE
NR-25-11

QUATERRA ANNOUNCES DRILL RESULTS FROM NIEVES

Concordia vein extended further west, initial Santa Rita results reported

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced assay results from 15 core holes of 4,209 meters of drilling completed between July and September 2011 at their Nieves silver property in northern Zacatecas, Mexico.

Four holes tested the western limit of the Concordia vein, nine holes tested the western Santa Rita vein, and two holes tested for extensions of the California vein.

Concordia West vein. Holes QTA 157 and QTA 168 drilled respectively 400 meters and 500 meters west-southwest of QTA 123, each intersected thick intervals of stockwork mineralization, with a best intercept of 42.8 meters of 46 g/tonne silver in hole QTA 168. Holes QTA 166 and QTA 167, drilled further to the west, did not intersect significant mineralization. Drilling to date has now intersected typical Concordia vein stockwork mineralization on a minimum spacing of 100 meters over a total strike length of 1,000 meters. Mineralization appears to be cut off to the west but remains open to the east.

Santa Rita vein. Drilling systematically tested the vein over approximately 500 meters along strike, and intersected thick intervals of low grade silver mineralization, most notably 140.85 meters of 20 g/tonne silver starting at a depth of 124.75 meters in hole QTA 161 and 79 meters of 32 g/tonne silver starting at 34 meters in hole QTA 169. Mineralization remains open to the west, but will have to be higher grade to make the Santa Rita vein a stand-alone target.

California vein. Neither hole QTA 155 or QTA 156 offers encouragement that significant mineralization extends beyond currently known limits.

Two core rigs have completed an additional 12 holes along the Concordia and Santa Rita veins. One rig is currently on site to complete several additional holes. Thereafter, a preliminary economic assessment will be completed in the first quarter of 2012.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

October 2011 Nieves Drill Results: Holes QTA 155 to 169

Hole	Area	Azimuth	Inclination	From	To	Interval	Au	Ag	Ag	Pb	Zn
						(m)	(g/tonne)	(g/tonne)	(oz/ton)	(%)	(%)
QTA155	California	340	-60	111.25	111.45	0.20	0.03	64	1.9	0.02	0.15
QTA156	California	340	-60	90.00	98.00	8.00	0.08	31	0.9	0.01	0.03

QTA157	Concordia West	340	-60	103.00	219.00	116.00	0.04	20	0.6	0.03	0.03
includes				106.00	116.05	10.05	0.06	59	1.7	0.02	0.07
includes				173.95	174.20	0.25	2.18	2140	62.5	1.54	2.48
includes				192.65	200.25	7.60	0.07	47	1.4	0.21	0.10
QTA 166	Concordia West	340	-60	no significant values
QTA167	Disquito	340	-60	219.95	220.40	0.45	2.90	11	0.3	0.00	0.02
QTA168	Concordia West			15.00	20.60	5.60	1.22	5	0.1	0.00	0.01
				170.20	213.00	42.80	0.09	46	1.3	0.04	0.08
				172.10	183.20	11.10	0.14	93	2.7	0.07	0.12
				173.35	181.25	7.90	0.16	107	3.1	0.08	0.13

QTA158	Santa Rita	320	-60	98.00	137.10	39.10	0.05	19	0.5	0.10	0.12
				241.00	259.70	18.70	0.03	18	0.5	0.07	0.25
QTA159	Santa Rita	320	-50	61.00	82.80	21.80	0.03	25	0.7	0.09	0.19
includes				62.90	69.05	6.15	0.03	79	2.3	0.27	0.49
includes				68.60	69.05	0.45	0.03	556	16.2	2.07	4.83
				273.00	288.00	15.00	0.05	60	1.8	0.12	0.21
QTA160	Santa Rita	320	-50	130.00	150.00	20.00	0.04	34	1.0	0.19	0.16
				200.45	244.00	43.55	0.08	15	0.4	0.05	0.08
				294.00	306.00	12.00	0.21	19	0.5	0.02	0.07
QTA161	Santa Rita	320	-50	36.00	66.00	30.00	0.04	24	0.7	0.13	0.20
				124.75	265.60	140.85	0.06	20	0.6	0.03	0.06
includes				183.45	205.00	21.55	0.03	44	1.3	0.06	0.09
QTA162	Santa Rita	320	-50	149.50	149.90	0.40	0.39	55	1.6	1.20	2.88
QTA163	Santa Rita	320	-50	120.35	124.10	3.75	0.08	11	0.3	0.03	0.05
QTA164	Santa Rita	320	-50	118.00	121.95	3.95	0.05	58	1.7	0.03	0.14
				142.00	153.00	11.00	0.03	77	2.3	0.15	0.21
QTA165	Santa Rita	320	-50	117.00	163.00	46.00	0.03	19	0.6	0.05	0.05
				221.70	250.00	28.30	0.03	18	0.5	0.02	0.04
QTA169	Santa Rita	320	-50	34.00	113.00	79.00	0.03	32	0.9	0.02	0.06
includes				68.10	70.00	1.90	0.03	210	6.1	0.15	0.08